April 5, 2006

Mr. Keith Wall
Buffets Holdings, Inc.
1560 Buffet Way
Eagan, Minnesota 55121

Re: Buffets Holdings, Inc.
Form 10-K for the year ended June 29, 2005
Commission File Number: 333-116897

Dear Mr. Wall:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        David R. Humphrey
                                        Branch Chief